*AB 3/13

14047361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response: 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

SEC FILE NUMBER
8-47025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Dealer Services Corp.

OFFICIAL USE ONLY
FIRM I.D. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sergio Lupetin — (212) 276-2444 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/20/14

AFFIRMATION

We, Graeme McEvoy and Sergio Lupetin, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Prime Dealer Services Corp. at and for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Graeme McEvoy
Managing Director

Sergio Lupetin
Managing Director

Subscribed to before me this
27th day of February, 2014

Nathalie Pierre
Notary Public
Feb 27th 2014

Nathalie Pierre
Notary Public, State of New York
No. 01PI6236984
Qualified in Kings County
Commission Expires 03/14/2015

PRIME DEALER SERVICES CORP.
(SEC I.D. No. 8-47025)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Prime Dealer Services Corp.

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Prime Dealer Services Corp. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statement, the financial statement comprises significant related party transactions. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 28, 2014

PRIME DEALER SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$	62,195
Securities borrowed		3,899,487
Securities received as collateral, at fair value		23,034,917
Rebates receivable and other assets		17,652
Total assets	$	27,014,251

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities loaned	$	3,899,487
Obligation to return securities received as collateral, at fair value		23,034,917
Payables to affiliates		2,434
Rebates payable and other liabilities		17,749
Total liabilities		26,954,587
Stockholder's equity:		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Paid-in capital		24,999
Retained earnings		34,664
Total stockholder's equity		59,664
Total liabilities and stockholder's equity	$	27,014,251

See Notes to Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. LLC (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the borrowing and lending of securities.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S."), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, compensation, the outcome of litigation and tax matters, and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Note 2 - Summary of Significant Accounting Policies

Financial Instruments and Fair Value

Securities received as collateral and Obligation to return securities received as collateral are measured at fair value as required by accounting guidance. A description of the Company's polices regarding fair value measurement and its application follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that were developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 —Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 4). In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and to adjust to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. The Company also considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Company measures

the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Valuation Process

The Valuation Review Group ("VRG") within the Financial Control Group ("FCG") of the Ultimate Parent and its consolidated subsidiaries is responsible for the Company's fair value valuation policies, processes and procedures. VRG is independent of the business units and reports to the Chief Financial Officer ("CFO") of the Ultimate Parent and its consolidated subsidiaries, who has final authority over the valuation of the Company's financial instruments. VRG implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review. VRG, in conjunction with the Market Risk Department ("MRD") and, where appropriate, the Credit Risk Management Department, both of which report to the Chief Risk Officer of the Ultimate Parent and its consolidated subsidiaries ("Chief Risk Officer"), independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VRG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VRG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual VRG review.

Independent Price Verification. The business units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VRG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

VRG uses recently executed transactions, other observable market data such as exchange data, broker-dealer quotes, third-party pricing vendors and aggregation services for validating the fair values of financial instruments generated using valuation models. VRG assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, VRG generates a

ranking of the observable market data to ensure that the highest-ranked market data source is used to validate the business unit's fair value of financial instruments.

For financial instruments categorized within Level 3 of the fair value hierarchy, VRG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VRG to the fair value generated by the business units are presented to management of the Ultimate Parent and its consolidated subsidiaries, the CFO and the Chief Risk Officer on a regular basis.

Review of New Level 3 Transactions. VRG reviews the models and valuation methodology used to price all new material Level 3 transactions, and both FCG and MRD management must approve the fair value of the trade that is initially recognized.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, see Note 4.

Income Taxes

The Company accounts for income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less, held for investment purposes, that are readily convertible to known amounts of cash.

Securities Lending Transactions

Securities borrowed and securities loaned are treated as collateralized financings and are recorded at the amount of cash collateral advanced and received. See Note 5 for further information on collateralized transactions.

Note 3 – Related Party Transactions

Receivables from and payables to affiliates consist of intercompany transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at prevailing market rates and are payable on demand.

The Company has the following transactions with the Ultimate Parent and its affiliates as of December 31, 2013:

Assets and receivables from affiliated companies are comprised of:		
Securities borrowed	$	3,899,487
Rebates receivable		17,652
Liabilities and payables to affiliated companies are comprised of:		
Payable to affiliates	$	2,434

Note 4 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities received as collateral and Obligation to return securities received as collateral are generally valued based on quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy. A portion of the securities received as collateral and obligation to return securities received as collateral are valued using pricing models. They are categorized in Level 2 of the fair value hierarchy unless the significant inputs are unobservable, in which case they are categorized in Level 3 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2013. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2013

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2013
Assets				
Securities received as collateral	$ 23,016,926	$ 17,912	$ 79	$ 23,034,917
Liabilities				
Obligation to return securities received as collateral	$ 23,016,926	$ 17,912	$ 79	$ 23,034,917

There have been no material transfers between levels of the fair value hierarchy during 2013.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

The carrying value of Cash and cash equivalents and other short-term financial instruments such as Securities borrowed, Securities loaned and certain payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity.

Financial Instruments Not Measured at Fair Value at December 31, 2013

	At December 31, 2013		Fair Value Measurements using:		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:[1]					
Cash and cash equivalents	$ 62,195	$ 62,195	$ 62,195	$ -	$ -
Securities borrowed	3,899,487	3,899,487	-	3,899,487	-
Financial liabilities:[1]					
Securities loaned	$ 3,899,487	$ 3,899,487	$ -	$ 3,899,487	$ -
Payables to affiliates	2,434	2,434	-	2,434	-

(1) Rebates receivable and other assets and Rebates payable and other liabilities, where carrying value approximates fair value, have been excluded.

Note 5 – Collateralized Transactions

The Company enters into securities borrowed and securities loaned transactions to accommodate counterparties' needs. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities borrowed and to receive securities posted as collateral (with rights of rehypothecation), although in certain cases, the Company may agree for such collateral to be posted to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following tables present information about the offsetting of these instruments and related collateral amounts.

	At December 31, 2013				
	Gross Amounts[1]	Amounts Offset in the Statement of Financial Condition[2]	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments Not Offset in the Statement of Financial Condition[3]	Net Exposure
Assets					
Securities borrowed	$ 3,899,487	$ -	$ 3,899,487	$ (3,889,735)	$ 9,752
Liabilities					
Securities loaned	$ 3,899,487	$ -	$ 3,899,487	$ (3,889,735)	$ 9,752

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreements in place.

(2) Amounts relate to master netting agreements and collateral agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

(3) Amounts relate to master netting agreements and collateral agreements, which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

The Company receives collateral in the form of corporate equities and corporate and other debt in connection with securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to enter into securities lending transactions. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related offsetting obligation to return the collateral in the statement of financial condition. At December 31, 2013, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $26,934,404, all of which had been repledged.

Note 6 – Contingencies

There are no pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities as a securities borrowing and securities lending financial services institution. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. There are no legal reserves in the statement of financial condition as of December 31, 2013.

Note 7 – Risk Management

The Company's risk management policies and related procedures are aligned with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its consolidated subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The Company's portfolio of business activities is intended to reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees that monitor risk exposure, including credit sensitive, higher risk transactions.

Note 8 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a separate entity basis in accordance with the tax allocation agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Ultimate Parent, all current and deferred taxes are offset with all other intercompany balances with the Ultimate Parent.

As of December 31, 2013 the Company does not have any unrecognized tax benefits in its statement of financial condition.

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain countries and states in which the Company has significant business operations, such as New York. The Company is currently under examination by the IRS Appeals Office for the remaining issues covering tax years 1999 – 2005. Also, the Company is currently at various levels of field examination with respect to audits with the IRS, as well as New York State and New York City, for tax years 2006 – 2008 and 2007 – 2009, respectively.

The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected

change to the total amount of unrecognized tax benefits and impact on the effective tax rate over the next 12 months.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 9 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than 2% of aggregate debit items arising from customer transactions or $250, whichever is greater. At December 31, 2013, the Company's Net Capital was $57,775, which exceeded the minimum requirement by $57,525.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 10 - Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the financial statements or the notes thereto.

******

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

Prime Dealer Services Corp.
1585 Broadway
New York, NY 10036

In planning and performing our audit of the financial statements of Prime Dealer Services Corp. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014, and such report expressed an unmodified opinion on those financial statements, with an emphasis-of-matter paragraph relating to the significance of related party transactions in the Company's financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP